UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR 0 1 2002 354 SEC MAIL WASH. D.C.

[redacted]

02022679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~27189~~ 42899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

International Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Lancaster Lane
(No. and Street)

Des Plaines	Illinois	60018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randolph C. Read — (310) 440-3678
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are

OATH OR AFFIRMATION

I, Randolph C. Read, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of International Capital Markets Group, Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 19 day of March 2002

Notary Public

Signature

Randolph C. Read, Chairman

Title

L. FOROUTAN
Commission # 1250844
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

International Capital Markets Group, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

International Capital Markets Group, Inc.
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholder of
International Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of International Capital Markets Group, Inc. as of December 31, 2001, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Capital Markets Group, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
March 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

International Capital Markets Group, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	33,570
Securities owned		55,800
Total assets	$	89,370

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable and accrued expenses	$	5,000
Stockholder's equity		
Common stock		25,000
Additional paid-in capital		55,800
Retained earnings		3,570
Total stockholder's equity		84,370
Total liabilities and stockholder's equity	$	89,370

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—International Capital Markets Group, Inc. (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. Its business is generally limited to corporate financing and consulting regarding mergers and acquisitions. The Company is a wholly-owned subsidiary of ICMG Holdings, Inc. (the "Parent")

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned represents an investment in a nonmarketable security that is carried at cost, which approximates fair value.

Income Recognition—Consulting fees are recorded when earned.

Income Taxes—The Company files a consolidated income tax return with its Parent who has informed the Company that due to a net operating loss carryforward of the Parent, no income taxes will be allocated to the Company for 2001.

Note 2 Related-Party Transactions

The consulting fee revenue for the year ended December 31, 2001, was earned for services rendered to Read & Co., the owner of the Parent. In addition, certain expenses relating to office services and space are paid by the Parent at no cost to the Company.

Note 3 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $28,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.